Exhibit 77M for AXP(R) Dimensions Series, Inc.

Merger of AXP(R) Growth Dimensions Fund and AXP(R) Focused Growth Fund into AXP(R) New Dimensions Fund(R)

On June 25, 2004, AXP Growth Dimensions Fund (a Selling Fund), a series of AXP Dimensions Series, Inc. (the Buying Corporation), and AXP Focused Growth Fund (a Selling Fund), a series of AXP Strategy Series, Inc. (the Selling Corporation), merged into AXP New Dimensions Fund (the Buying Fund), a series of the Buying Corporation.

Board action: Board members of the Selling Corporation and the Buying Corporation, at meetings held on January 7-8, 2004, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

Shareholder approval: The shareholders of each Selling Fund approved an Agreement between the respective Selling Fund and the Buying Fund at shareholder meetings held on June 9, 2004.

Terms of the Reorganization: Under the Agreement, each Selling Fund transferred all of its assets to the Buying Fund in exchange for Class A, B, C and Y shares of the Buying Fund. Those shares were distributed proportionately to the shareholders of the respective Selling Funds. The Buying Fund assumed the liabilities of each Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.